Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-3) and related Prospectus of Nomura Holdings, Inc. and Nomura America Finance, LLC for the registration of senior debt securities of Nomura America Finance, LLC fully and unconditionally guaranteed by Nomura Holdings, Inc. and to the incorporation by reference therein of our reports dated June 27, 2013, with respect to the consolidated financial statements of Nomura Holdings, Inc., and the effectiveness of internal control over financial reporting of Nomura Holdings, Inc., included in its Annual Report (Form 20-F) for the year ended March 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

September 19, 2013